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------                           U.S. SECURITIES AND EXCHANGE COMMISSION                              ------------------------------
FORM 4                                   WASHINGTON, D.C. 20549                                                OMB APPROVAL
------                                                                                                ------------------------------
                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                           OMB Number: 3235-0287
[ ] Check this box if no                                                                              Expires: December 31, 2001
    longer subject to         Filed pursuant to Section 16(a) of the Securities                       Estimated average burden
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the                          hours per response.........0.5
    or Form 5 obligations         Public Utility Holding Company Act of 1935                          ------------------------------
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    Thomsen        Mikal             J.           Western Wireless Corporation  WWCA            to Issuer (Check all applicable)
--------------------------------------------   ----------------------------------------------    X  Director          10% Owner
    (Last)        (First)         (Middle)     3. IRS or Social Security  4. Statement for      ----              ---
        Western Wireless Corporation              Number of Reporting        Month/Year          X  Officer           Other (specify
            3650 131st Avenue SE                  Person (Voluntary)         January 31, 2002   ----              --- below)
--------------------------------------------                              -------------------   (give title below)
                  (Street)                                                5. If Amendment,      Director, President and
    Bellevue        WA              98006                                    Date of Original   Chief Operating Officer
--------------------------------------------                                 (Month/Year)
    (City)        (State)           (Zip)                                                    7. Individual or Joint/Group Filing
                                                                          -------------------   (Check applicable line)
     USA                                                                                         X    Form filed by One
                                                                                                ----  Reporting Person
                                                                                                      Form filed by More Than
                                                                                                ----  One Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Trans-    4. Securities Acquired (A)  5. Amount of        6. Ownership  7. Nature of
    (Instr. 3)                     action      action       or Disposed of (D)          Securities          Form:         Indirect
                                   Date        Code         (Instr. 3, 4 and 5)         Beneficially        Direct        Beneficial
                                               (Instr. 8)                               Owned at            (D) or        Ownership
                                  (Month/                                               End of Month        Indirect      (Instr. 4)
                                   Day/   ---------------------------------------       (Instr. 3 and 4)    (I)
                                   Year)  Code    V      Amount   (A) or    Price                           (Instr. 4)
                                                                  (D)
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Class A Common Stock                                                                       25,000                D
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Class A Common Stock                                                                        2,000                I         By family
                                                                                                                           trust
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                                                                              (Over)
                                                                                                                     SEC 1474 (7-96)
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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-     7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and       of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration        Securities            Deriv-
                             Price of     (Month/    (Instr.     Acquired (A)     Date              (Instr. 3 and 4)      ative
                             Deriv-       Day/       8)          or Disposed      (Month/Day/                             Secur-
                             ative        Year)                  of (D) (Instr.   Year)                                   ity
                             Security                            3, 4, and 5)                                             (Instr. 5)
                                                                               -----------------------------------------
                                                                               Date      Expira-                  Amount or
                                                    -------------------------- Exer-     tion       Title         Number of
                                                    Code  V     (A)     (D)    cisable   Date                     Shares
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Class B Common Stock            n/a     1/31/2002    M        25,000           Immed.    n/a       Class A Common   25,000   $4.527
                                                                                                   Stock(1)
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Class B Common Stock            n/a                                            Immed.    n/a       Class A Common  172,484
                                                                                                   Stock(1)
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Class B Common Stock            n/a                                                                Class A Common  180,217
                                                                               Immed.    n/a       Stock(1)
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Stock Option - Right to Buy    $8.125                                           (2)     1/1/2008   Class A Common  111,233
                                                                                                   Stock
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Stock Option - Right to Buy    $5.279                                           (3)    7/29/2005   Class A Common  109,294
                                                                                                   Stock(6)
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Stock Option - Right to Buy    $6.418                                           (4)   12/31/2006   Class A Common   94,155
                                                                                                   Stock
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Stock Option - Right to Buy    $9.946                                           (5)     1/1/2009   Class A Common  128,310
                                                                                                   Stock
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                                                                                      12/31/2004   Class A Common   25,000
Stock Option - Right to Buy    $4.527   1/31/2002    M                25,000 5/21/1999             Stock (6)
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
9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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   147,958                    D

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   172,484                    I                        By PN
                                                       Cellular, Inc.
--------------------------------------------------------------------------
                                                       By Stanton
   180,217                    I                        Communication
                                                       Corporation
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   111,233                    D

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   109,294                    D

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    94,155                    D

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   128,310                    D

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   83,500                     D

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Explanation of Responses:

(1) Shares of Class B Common Stock are convertible on a one-for-one basis, subject to the Issuer's charter, into shares of Class A
    Common Stock.
(2) 15,000 options vested May 21, 1999; remaining 96,233 options vest in three equal annual increments beginning January 1, 2000.
(3) 43,000 options vested May 21, 1999; remaining 66,294 options vested July 29, 1999.
(4) 30,000 options vested May 21, 1999; remaining 64,155 options vested in two equal annual increments beginning December 31, 1999.
(5) 128,310 options vest in four equal annual increments beginning January 1, 2000.
(6) Options are exercisable into shares of Class B Common Stock, which are convertible on a one-for-one basis, subject to the
    Issuer's charter, into shares of Class A Common Stock.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.     /s/ MIKAL J. THOMSEN        1/31/2002
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                               ------------------------------- ---------
                                                                                          **Signature of Reporting Person   Date
Note: File three copies of this Form, one of which must be manually signed.                       Mikal J. Thomsen
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are                              Page 2
not required to respond unless the form displays a currently valid OMB Number.                                       SEC 1474 (7-96)
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